May 20, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Division of Investment Management

         Re:      Withdrawal of N-14/A Filing
                  Date of Filing:  05/20/2002
                  Accession No. 0000088053-02-000557
                  ----------------------------------

Dear Sir or Madam:

     Please withdraw the above noted N-14/A filing. This document should have been filed with a DEF 14A subhead and not a N-14/A subhead. We have refiled it correctly.

     Please contact me at (617) 295-2578 with any questions you may have concerning the foregoing.


                                                    Very truly yours,



                                                    /s/Linda DiSola
                                                    -----------------------
                                                    Linda DiSola
                                                    Manager - Edgar Group